SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2008

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETROBRAS ANNOUNCES FISCAL YEAR OF 2007 RESULTS
(Rio de Janeiro – March 14, 2008)PETRÓLEO BRASILEIRO S.A. – PETROBRAS today announced its consolidated results stated in U.S. dollars, prepared in accordance with U.S. GAAP.

Petrobras reported consolidated net income of U.S.$2,812 million and consolidated net operating revenues of U.S.$25,324 million for the fourth quarter of 2007, compared to a consolidated net income of U.S.$2,786 million and consolidated net operating revenues of U.S.$19,020 million for the fourth quarter of 2006.

For the year ended December 31, 2007, Petrobras reported consolidated net income of U.S.$13,138 million and consolidated net operating revenues of U.S.$87,735 million, compared to a consolidated net income of U.S.$12,826 million and consolidated net operating revenues of U.S.$72,347 million for the year ended December 31, 2006.

Petrobras’ total capital expenditures were U.S.$20,978 million for the year ended December 31, 2007 (43.3% higher than the year ended December 31, 2006), of which U.S.$9,448 million was invested to expand future crude oil and gas production capacity in Brazil to meet the growth targets set by our Business Plan.

Adjusted EBITDA in 2007 increased 10.5% over 2006, primarily due to the increase in consolidated net operating revenues.

Despite the increase in consolidated net operating revenues in the fourth quarter of 2007, adjusted EBITDA fell by 5.6% from the third quarter of 2007 due to the increase in consolidated costs and expenses.

Average oil and gas production remained very close to 2006 levels, since four of the five new production projects only commenced in the final quarter of 2007. On December 25th, however, we reached a daily oil output record in Brazil of 2,000,238 barrels. We expect the projects that began operations at the end of 2007 to make a major contribution to increasing production in 2008.

Consolidated net income in 2007 remained relatively constant as compared to 2006.

Consolidated net income in the fourth quarter of 2007 fell by 26.6% from the third quarter of 2007 due to higher costs of goods sold, the increase in international exploration costs (dry holes), general and administrative expenses and impairment, especially in Ecuador.

Petrobras’ capital expenditures in 2007 were the highest in its history and were allocated as follows:

The reserves to production ratio stood at 14.8 years according to SEC methodology. These proven reserves do not include the recently announced oil and gas discoveries in the pre-salt layer.

Oil product output increased 8.1% over 2006, reaching 90.4% of installed capacity in Brazil and 85.0% abroad. Output increased in large part due to the acquisition of the Pasadena Refinery in the USA.

COMMENTS FROM THE CEO, MR. JOSÉ SERGIO GABRIELLI DE AZEVEDO

Our 2007 results reflected yet another year of achievements and challenges successfully overcome. We recorded strong growth with a clearly-defined strategic focus and an outstanding operating performance.

We invested U.S.$20,978 million in capital expenditures, 43.3% more than 2006 and an all-time record for us. This investment will allow us not only to maintain production at high levels, thereby ensuring self-sufficiency in oil for Brazil, but will also lay the groundwork for sustained growth.

Average oil, NGL and natural gas production in Brazil remained relatively constant in relation to 2006 (2,065 thousand bpd). However, given the start-up of the new platforms in 2007 and increased output from those units that began operations in 2006, we achieved a new daily production record of more than two million barrels in December of 2007. In addition, three more major systems (P-53, P-51 and FPSO Cidade de Niterói) will be starting up in 2008, raising new installed capacity by a further 460,000 boe/day.

On the refining front, we processed 1,779 thousand bpd of oil and produced 1,795 thousand bpd of oil products, higher volumes than in 2006. Our investments in this area are mainly directed towards improving the quality of our oil products, meeting more stringent environmental requirements and expanding the capacity of our refineries to process heavier oils.

We are fully aware of the environmental importance of biofuels and are proud to be in the forefront in this area, committed to developing technologies that will permit the production of such fuels on a greater scale, both nationally and internationally. By the end of 2008, we plan to sell biodiesel in almost 6,000 gas stations throughout Brazil and we anticipate operating our first pilot bioethanol plant in our research center (CENPES).

We also implemented a series of initiatives designed to reorganize, consolidate and strengthen the petrochemical sector. The acquisitions of Ipiranga Petroquímica and Suzano Petroquímica were fundamental steps in restructuring our investment portfolio in this sector, in line with our strategy of consolidating our petrochemical assets in companies that are fully equipped to compete with the major multinationals in this segment.

We maintained our commitment to excellence in the social and environmental responsibility areas, underlined by our reinclusion in such important sustainability indices as the Dow Jones Sustainability World Index (DJSI World) and the Bovespa’s Corporate Sustainability Index (ISE). In accordance with our corporate guidelines, we also invested in various projects in the safety, environmental and health area, designed to protect our employees and neighboring communities and reduce to an absolute minimum any risks that may jeopardize our operations and results.

In conclusion, we believe our 2007 results reflect Petrobras’ entrepreneurial spirit and capacity to transform challenges into achievements. We are currently among the world’s leading integrated oil companies. This new challenge will give us the necessary momentum to continue with our growth process, breaking down barriers and building for the future.

Financial Highlights

			Year ended December 31,
3Q-2007	4Q-2007	4Q-2006	Income statement data (in millions of U.S. dollars, except for per share and per ADS data)	2007	2006
29,770	32,442	24,626	Sales of products and services	112,425	93,893
23,447	25,324	19,020	Net operating revenues	87,735	72,347
(270)	(212)	277	Financial income (expense), net	(582)	(100)
3,833	2,812	2,786	Net income for the period	13,138	12,826
0.87	0.64	0.64	Basic and diluted earnings per common and preferred share	2.99	2.92
1.74	1.28	1.28	Basic and diluted earnings per ADS (4)	5.98	5.84

			Other data
42.5	41.3	40.4	Gross margin (%) (1)	43.3	44.5
16.3	11.1	14.6	Net margin (%) (2)	15.0	17.7
50	50	55	Debt to equity ratio (%) (3)	50	55

			Financial and Economic Indicators

74.87	88.69	59.68	Brent crude (U.S.$/bbl)	72.52	65.14
1.9179	1.7830	2.1517	Average Commercial Selling Rate for U.S. dollar (R$/U.S.$)	1.9471	2.1752
1.8389	1.7713	2.1380	Period-end Commercial Selling Rate for U.S. dollar (R$/U.S.$)	1.7713	2.1380

(1)	Gross margin equals net operating revenues less cost of sales divided by net operating revenues.

(2)	Net margin equals net income divided by net operating revenues.

(3)	Debt to equity ratio equals total liabilities divided by the sum of total liabilities and total shareholders’ equity.

(4)
For purposes of comparison, net income per ADS was recalculated for the prior periods, due to a four-to-two reverse stock split, which changed the ratio of underlying shares to ADSs and which became effective as of July 2, 2007. See Note 17 of our consolidated financial statements for the year ended December 31, 2007.

Reconciliation between Adjusted EBITDA and net income
(in millions of U.S. dollars)

			Year ended December 31,
3Q-2007	4Q-2007	4Q-2006		2007	2006

3,833	2,812	2,786	Net income for the period	13,138	12,826
1,277	1,728	1,057	Depreciation, depletion and amortization	5,544	3,673
(162)	(592)	(235)	Financial income	(1,427)	(1,165)
115	(21)	(74)	Financial expense	554	1,340
			Monetary and exchange variation on monetary
317	825	32	assets and liabilities, net	1,455	(75)
1,589	1,697	1,042	Total income tax expense	5,888	5,691
(97)	(63)	8	Equity in results of non-consolidated companies	(235)	(28)
19	152	(41)	Other expenses, net	143	17
			Minority interest in results of consolidated
63	28	220	subsidiaries	273	644

6,954	6,566	4,795	Adjusted EBITDA	25,333	22,923

Our adjusted EBITDA is not a U.S. GAAP measure and it is possible that it may not be comparable with indicators with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than operational cash flow, both of which are calculated in accordance with U.S. GAAP. We provide our adjusted EBITDA to give additional information about our capacity to pay debt, carry out investments and cover working capital needs.

The comparison between our results of operations for 2007 and for 2006 has been affected by the 10.5% increase in the value of the Real against the U.S. dollar for 2007 as compared to 2006.

OPERATING HIGHLIGHTS

			Year ended December 31,
3Q-2007	4Q-2007	4Q-2006		2007	2006
			Average daily crude oil and gas production
1,922	1,905	1,955	Crude oil and NGLs (Mbpd) (1)	1,918	1,920
1,797	1,782	1,823	Brazil	1,792	1,778
111	111	115	International	112	130
14	12	17	Non-consolidated international production(2)	14	12
2,322	2,280	2,274	Natural gas (Mmcfpd) (3)	2,298	2,262
1,626	1,662	1,662	Brazil	1,638	1,656
684	606	582	International	648	588
12	12	30	Non-consolidated international production(2)	12	18

			Crude oil and NGL average sales price (U.S. dollars per bbl)
64.42	76.75	48.70	Brazil (4)	61.57	54.71
54.12	59.42	43.22	International	50.46	44.07

			Natural gas average sales price (U.S. dollars per Mcf)
6.16	5.78	2.64	Brazil (5)	5.86	2.61
2.68	2.91	2.38	International	2.68	2.16

			Lifting costs (U.S. dollars per boe)
			Crude oil and natural gas – Brazil
7.65	8.60	7.24	Excluding production taxes (6)	7.70	6.59
20.13	23.16	17.59	Including production taxes (6)	19.39	17.64
4.20	4.41	4.36	Crude oil and natural gas – International	4.17	3.36

			Refining costs (U.S. dollars per boe)
2.55	3.60	2.71	Brazil	2.85	2.29
3.34	3.04	2.08	International	2.96	1.73
			Refining and marketing operations (Mbpd)
2,167	2,167	2,227	Primary Processed Installed Capacity	2,167	2,227
			Brazil (7)
1,986	1,986	1,986	Installed capacity	1,986	1,986
1,806	1,795	1,696	Output of oil products	1,795	1,764
91%	90%	85%	Utilization	90%	89%
			International
181	181	241	Installed capacity	181	241
221	238	204	Output of oil products	251	128
93%	93%	84%	Utilization	85%	81%
78	78	78	Domestic crude oil as % of total feedstock processed	78	80
			Imports (Mbpd)
412	400	408	Crude oil imports	390	370
201	136	132	Oil product imports	148	118
			Exports (Mbpd)
392	322	454	Crude oil exports (8)(9)	353	335
278	253	215	Oil product exports (9)	262	246

57	39	129	Net exports of crude oil and oil products	77	93

			Other Imports and Exports (Mbpd)
180	199	162	Import of gas and others	171	157
8	2	3	Exports of other products (9)	3	4

			Sales Volume (thousand bpd)
1,768	1,776	1,680	Oil products	1,725	1,677
60	81	47	Alcohol and others	62	44
258	272	252	Natural gas	248	243

2,086	2,129	1,979	Total domestic market	2,035	1,964
678	577	672	Exports	618	585
560(10)	480	603	International sales and other operations	586	503

1,238	1,057	1,275	Total international market (8)	1,204	1,088

3,324	3,186	3,254	Total	3,239	3,052

(1)	Includes production from shale oil reserves.

(2)	Non-consolidated companies in Venezuela.

(3)	Does not include liquefied natural gas. Includes reinjected gas.

(4)	Crude oil and NGL average sales price in Brazil includes intra-company transfers and sales to third parties.

(5)	The increase in the year ended December 31, 2007 is due to the new methodology that takes in consideration the international natural gas prices as one of the variables.

(6)	Production taxes includes royalties, special government participation and rental of areas.

(7)	As per ownership registered with and acknowledged by the National Petroleum Agency (ANP).

(8)	Includes third-party sales by our international subsidiary, Petrobras International Finance Company (PifCo).

(9)	Volumes of exports include exports in progress.

(10)	Modified for the better adequacy of Bolivian refineries volumes.

ANALYSIS OF OPERATING HIGHLIGHTS

Exploration and Production

Crude Oil and NGL

Domestic crude oil and natural gas liquid (NGL) production increased 0.8% to 1,792 thousand barrels per day for 2007, as compared to 1,778 thousand barrels per day for 2006. This increase was primarily attributable to the ramping up to peak production during 2007 for platforms installed during 2006, P-50 (Albacora Leste), FPSO-Capixaba (Golfinho), P-34 (Jubarte), FPSO-Cidade de Rio de Janeiro (Espadarte), and the installation of platforms during 2007, FPSO-Piranema (Piranema), and Cidade de Vitória (Golfinho), P-52 (Roncador) and P-54 (Roncador), offset by the natural decline in production of existing systems.

International consolidated crude oil and NGL production decreased 13.8% to 112 thousand barrels per day for 2007, as compared to 130 thousand barrels per day for 2006. This decrease was primarily due to the exclusion of Venezuelan operations from our consolidated results since April 2006 and to the natural decline in production in some mature fields in Argentina. These decreases were partially offset by increased production in the U.S. Gulf of Mexico.

Natural Gas

Domestic natural gas production amounted to 1,638 million cubic feet per day (Mmcfpd) for 2007, as compared to 1,656 Mmcfpd for 2006. As with our oil production, new systems to produce associated and non-associated gas offset natural decline in production.

International gas production increased 10.2% to 648 Mmcfpd for 2007, as compared to 588 Mmcfpd for 2006, due to increasing production in the United States and Bolivia.

Lifting Costs

Our lifting costs in Brazil, excluding production taxes (consisting of royalties, special government participation and rental of areas), increased 16.8% to U.S.$7.70 per barrel of oil equivalent for 2007, from U.S.$6.59 per barrel of oil equivalent for 2006. Higher lifting costs were due to higher expenditure for drilling and production units, salary adjustments, an increased workforce and higher than anticipated unit costs related to start-up for the FPSO-Seillan, FPSO-Capixaba and FPSO-Cidade de Vitória (Golfinho), FPSO-Cidade Rio de Janeiro (Espadarte) and FPSO-Piranema.

Our production taxes in Brazil, on a per barrel basis, increased 5.8% from U.S.$11.05 per barrel in 2006 to U.S.$11.69 per barrel in 2007, as a result of an increase in the average reference price used to calculate production taxes for our domestic production from U.S.$53.26 in 2006 to U.S.$59.55 in 2007. The higher reference price was partially offset by a lower Special Participation tax bracket for some of our offshore mature fields with declining production.

As a result of higher lifting costs and an increase in production taxes, our lifting costs in Brazil, including production taxes, increased to U.S.$19.39 per barrel of oil equivalent for 2007 from U.S.$17.64 per barrel of oil equivalent for 2006.

Our international lifting costs increased 24.1% to U.S.$4.17 per barrel of oil equivalent for 2007, as compared to U.S.$3.36 per barrel of oil equivalent for 2006. This increase was primarily due to a decline in production internationally.

Refining

Our refinery output in Brazil increased 1.8% from 1,764 Mbpd for 2006 to 1,795 Mbpd for 2007, due to a full year’s operation of the new conversion units at REFAP and higher refinery utilization rates.

Our international refinery output for 2007 increased 96.1% to 251 Mbpd as compared to 128 Mbpd for 2006, due to the inclusion of the Pasadena refinery (USA) as of October 2006 as well as an increase in Argentine refining capacity, offset by the sale of our Bolivian refineries in June 2007.

Refining Costs

Domestic refining costs increased 24.5% to U.S.$2.85 per barrel of oil equivalent for 2007, as compared to U.S.$2.29 per barrel of oil equivalent for 2006. This increase is due to: (1) increased expenses for materials and services, reflecting investments made to process heavier crude oil, meet new product quality demands and meet higher standards of health, safety and environment (HSE); and (2) the increase in the number and scope of scheduled stoppages.

International refining costs increased 71.1% to U.S.$2.96 per barrel of oil equivalent for 2007, as compared to U.S.$1.73 per barrel of oil equivalent for 2006, due to the inclusion of the Pasadena refinery (USA).

Sales Volume

As a result of overall economic growth in Brazil, our domestic sales volume increased 3.6% to 2,035 thousand barrels per day for 2007, as compared to 1,964 thousand barrels per day for 2006. The increase in sales volume was led by a 4.9% increase in diesel, reflecting Brazil´s higher agriculture and industrial output. Automotive gasoline sales decreased by 2.6%, as ethanol assumed a larger role in the light vehicle transportation market.

Oil and oil products export volumes rose by 5.6% to 618 thousand barrels per day in 2007, as compared to 585 thousand barrels per day in 2006, as a consequence of the reduced share of domestic crude oil in total throughput, as well as the small increase in Brazillian oil production.

Our sales volumes in the international market increased by 16.5% to 586 thousand barrels per day for 2007, as compared to 503 thousand barrels per day for 2006, mainly due to the inclusion of refinery throughput volumes from the Pasadena refinery as of October 2006, the increase in oil production in the U.S. Gulf of Mexico, and greater offshore trading volumes. These increases were partially offset by the sale of our Bolivian refineries and no longer consolidating our sales in Venezuela.

Reserves

Our proved reserves in Brazil and abroad, which are estimated by our management in accordance with Rule 4-10 of Regulation S-X of the U.S. Securities and Exchange Commission (SEC), amounted to 11.7 billion and 11.5 billion barrels of oil equivalent for 2007 and 2006, respectively. Total domestic and international production increased 0.7% to 788.2 million barrels of oil equivalent for 2007, as compared to 782.4 million barrels of oil equivalent for 2006. As of December 31, 2007, our proved reserves to production ratio was 14.8 years.

BUSINESS SEGMENTS
NET INCOME BY BUSINESS SEGMENT

	U.S.$ million

	Year ended December 31,
	2007	2006
Exploration and Production	14,072	11,942
Supply	2,785	2,533
Gas and Energy	(834)	(505)
International	(815)	123
Distribution	446	298
Corporate	(1,796)	(1,436)
Eliminations	(720)	(129)

Net income	13,138	12,826

Exploration and Production

Our Exploration and Production segment includes our exploration, development and production activities in Brazil, sales and transfers of crude oil in domestic and foreign markets, transfers of natural gas to our Gas and Energy segment and sales of oil products produced at natural gas processing plants.

Consolidated net income for our Exploration and Production segment increased 17.8% to U.S.$14,072 million for 2007, as compared to U.S.$11,942 million for 2006.

This result was primarily attributable to the increase of U.S.$6,253 million in net operating revenues, primarily related to: (1) the increase in average sales prices of oil in Brazil; (2) 0.8% increase in crude oil and NGL production; and (3) the increase in average transfer prices to our other segments for natural gas due to new methodology that takes into consideration natural gas substitutes such as fuel oil as well as international natural gas prices.

These effects were partially offset by:

• an increase of U.S.$1,492 million in cost of sales as a result of higher lifting costs and production taxes when expressed in U.S. dollars, as well as slightly increased production;

• an increase of U.S.$1,169 million in depreciation, depletion and amortization primarily as result of increased capital expenditures, depletion expenses associated with our increased crude oil and natural gas production; and

• the increase of U.S.$214 million in other operating expenses, mainly attributable to a one-time charge of U.S.$104 million related to the amendments in Petros Plan regulations.

Supply

Our Supply segment includes refining, logistics, transportation, exportation and the purchase of crude oil, as well as the purchase and sale of oil products and fuel alcohol. Additionally, this segment includes the petrochemical and fertilizers division, which includes investments in domestic petrochemical companies and our two domestic fertilizer plants.

Consolidated net income for our Supply segment increased 9.9% to U.S.$2,785 million for 2007, as compared to consolidated net income of U.S.$2,533 million for 2006.

This increase was primarily a result of an increase of U.S.$11,590 million in net operating revenues, mainly attributable to: (1) higher sales volumes; (2) higher average prices for our products sold in Brazil, despite constant prices in Reais for diesel, gasoline and LPG as the appreciation of the Real yielded higher revenues when expressed in U.S. dollars; and (3) higher international prices for our exports of oil products.

These effects were partially offset by:

• an increase of U.S.$10,069 million in the cost of sales, mainly attributable to a rise in the cost and volume of domestic and imported crude oil and an increase in the cost and volume of imported oil products, primarily diesel. Higher refining costs also contributed to the increased cost of sales;

• a 47.1% increase of U.S.$640 million in selling, general and administrative expenses as a result of higher selling expenses, due to increased sales volumes, as well as increased personnel expenses;

• a 61.0% increase of U.S.$408 million in depreciation, depletion and amortization primarily as result of higher capital expenditures to upgrade and modernize our refineries; and

• an increase of U.S.$179 million in other operating expenses, mainly attributable to a one-time charge of U.S.$61 million related to amendments in Petros Plan regulations and to a U.S.$69 million expense related to HSE.

Gas and Energy

Our Gas and Energy segment consists principally of the purchase, sale, transportation and distribution of natural gas produced in or imported into Brazil. Additionally, this segment includes our participation in domestic natural gas transportation, natural gas distribution and thermoelectric power generation.

Our Gas and Energy segment registered a net loss of U.S.$834 million for 2007, as compared to a net loss of U.S.$505 million for 2006. This increase in our net loss was primarily attributable to:

• a U.S.$890 million increase in cost of sales, primarily due to higher natural gas costs; and

• an increase of U.S.$257 million in other operating expenses, mainly attributable to a U.S.$240 million expense related to the payment of contractual fines related to gas and electricity supply.

These effects were partially offset by an increase of U.S.$822 million in net operating revenues as a result of: (1) the increase in average sales price of natural gas; and (2) an increase in natural gas sales volume of 2.1% .

International

The International segment comprises our activities in other countries, which include Exploration and Production, Supply, Distribution and Gas and Energy. Our International segment generated a net loss of U.S.$815 million in 2007, compared to net income of U.S.$123 million in 2006. This decrease was primarily attributable to:

• higher cost of sales in the amount of U.S.$2,954 million, primarily as a result of: (1) the consolidation of the Pasadena refinery we acquired in 2006 in the U.S.; and (2) increased lifting cost, primarily in Argentina;

• an increase of U.S.$342 million in exploration and drilling expenses, mainly in Turkey, Angola, Iran, Argentina, Libya, and Venezuela;

• an increase of U.S.$225 million in impairment expenses, mainly in Ecuador, the United States and Angola;

• an increase of U.S.$151 million in selling, general and administrative expenses, due to increased operations by our foreign subsidiaries, corporate acquisitions and the formation of new companies; and

• an increase of U.S.$150 million in depreciation, depletion and amortization primarily as result of an increase in capital expenditures related to property, plant and equipment associated with our crude oil and natural gas production.

These increases were partially offset by:

• an increase of U.S.$3,030 million in net operating revenues as a result of the consolidation of the Pasadena refinery and an increase in the petrochemical business revenues in Argentina, partially offset by the exclusion of revenues from Venezuelan operations from our consolidated results.

Distribution

Our Distribution segment comprises oil product and ethanol distribution activities conducted by our majority owned subsidiary, Petrobras Distribuidora S.A., in Brazil. Our market share in the Brazilian fuel distribution market in 2007 was 34.3% as compared to 32.3% in 2006. This years’ share reflects a change in criteria to the ethanol market; using the previous criteria, this years’ share would have been 33.6%

Consolidated net income for our Distribution segment increased 49.7% to U.S.$446 million for 2007, compared to U.S.$298 million for 2006. This result was reflected an increase of U.S.$4,639 million in net operating revenues, primarily resulting from higher sales volumes.

These effects were partially offset by an increase of U.S.$4,157 million in cost of sales, mainly due to higher sales volumes.

Corporate

Our Corporate segment includes our financing activities not attributable to other segments, including corporate financial management, central administrative overhead and actuarial expenses related to our pension and health care plans for inactive participants.

Consolidated net loss for our Corporate segment increased to U.S.$1,796 million in 2007, compared to a net loss of U.S.$1,436 million in 2006. This larger net loss was primarily affected by the following items:

• a 38.2% increase in selling, general and administrative expenses, in the amount of U.S.$436 million, mainly due to personnel expenses due to staffing for our planned growth as well as increased activity in 2007, a new salary plan to make our salaries more competitive with the Brazilian labor market and the renewal of a collective bargaining agreement; and

• a one-time charge of U.S.$305 million included in other operating expenses related to the amendments in the Petros Pension Plan regulations.

These effects were partially offset by a decrease in income tax expense in the amount of U.S.$601 million due to the additional tax incentives in relating to operations in the region covered by the Northeast Development Agency (ADENE).

RESULTS OF OPERATIONS FOR 2007 COMPARED TO 2006

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We earn income from:

  domestic sales, which consist of sales of oil products (such as diesel oil, gasoline, jet fuel, naphtha, fuel oil and liquefied petroleum gas), natural gas, electricity and petrochemical products;

  export sales, which consist primarily of sales of crude oil and oil products;

  international sales (excluding export sales), which consist of sales of crude oil, natural gas and oil products that are purchased, produced and refined abroad; and

  other sources, including services, investment income and foreign exchange gains.

Our expenses include:

  costs of sales (which are composed of labor expenses, costs of operating and purchases of crude oil and oil products); maintaining and repairing property, plant and equipment; depreciation and amortization of fixed assets; depletion of oil fields; and costs of exploration;

  selling (which include expenses for transportation and distribution of our products), general and administrative expenses; and

  interest expense, monetary and foreign exchange losses.

Fluctuations in our financial condition and results of operations are driven by a combination of factors, including:

  the volume of crude oil, oil products and natural gas we produce and sell;

  changes in international prices of crude oil and oil products, which are denominated in U.S. dollars;

  related changes in the domestic prices of crude oil and oil products, which are denominated in Reais;

  fluctuations in the Real/U.S. dollar and Argentine peso/U.S. dollar exchange rates; and

  the amount of production taxes that we are required to pay with respect to our operations.

Virtually all of our revenues and expenses for our Brazilian activities are denominated and payable in Reais. When the Real strengthens relative to the U.S. dollar as it did in 2007 (10.5%) and 2006 (10.7%), the effect is to generally increase both revenues and expenses when expressed in U.S. dollars. However, the appreciation of the Real against the U.S. dollar affects the line items discussed below in different ways. The following comparison between our results of operations in 2007 and 2006 is also impacted by the increase in the value of the Real against the U.S. dollar during that period. See Note 2 of our consolidated financial statements for the year ended December 31, 2007, for more information about the translation of Brazilian Real amounts into U.S. dollars.

Revenues

Net operating revenues increased 21.3% to U.S.$87,735 million for 2007, as compared to U.S.$72,347 million for 2006. This increase was primarily attributable to higher prices for our products in domestic and international markets and higher sales volumes in domestic and international markets.

Consolidated sales of products and services increased 19.7% to U.S.$112,425 million for 2007, compared to U.S.$93,893 million for 2006, primarily due to the increases mentioned above.

Included in sales of products and services are the following amounts that we collected on behalf of federal or state governments:

  Value-added, PASEP, COFINS and other taxes on sales of products and services and social security contributions. These taxes increased 15.4% to U.S.$20,668 million for 2007, as compared to U.S.$17,906 million for 2006, primarily due to higher prices and sales volumes; and

  CIDE, the per-transaction fee due to the Brazilian government, increased 10.5% to U.S.$4,022 million for 2007, compared to U.S.$3,640 million for 2006, primarily due to higher prices and sales volumes.

Cost of sales (excluding depreciation, depletion and amortization)

Cost of sales for 2007 increased 23.9% to U.S.$49,789 million, as compared to U.S.$40,184 million for 2006. This increase was principally a result of:

  a U.S.$2,472 million increase in the cost of imports due to higher volumes and prices;

  a U.S.$2,443 million increase in costs associated with a 10.7% increase in our international market prices, including costs related to Pasadena Refinery;

  a U.S.$1,567 million increase in costs associated with a 10.7% increase in our international market sales volumes, including costs related to Pasadena Refinery;

  a U.S.$505 million increase in costs for our international trading activities, due to increases in volume from offshore operations, conducted by PifCo; and

  a U.S.$249 million increase in production taxes and charges imposed by the Brazilian government totaling U.S.$7,692 million for 2007, compared to U.S.$7,443 million for 2006. This increase in production taxes and charges includes an increase in the special participation charge (an extraordinary charge payable in the event of high production and/or profitability from our fields) of U.S.$3,933 million for 2007, as compared to U.S.$3,885 million for 2006.

Depreciation, depletion and amortization

We calculate depreciation, depletion and amortization of most of our exploration and production assets using the units of production method. Depreciation, depletion and amortization expenses increased 50.9% to U.S.$5,544 million for 2007, compared to U.S.$3,673 million for 2006. This increase resulted from higher capital spending and increased depletion and amortization charges relating to increased oil and gas production.

Exploration, including exploratory dry holes

Exploration costs, including costs for exploratory dry holes, increased 52.4% to U.S.$1,423 million for 2007, as compared to U.S.$934 million for 2006. This increase was primarily attributable to a U.S.$243 million increase in expenses for international seismic drilling, and a U.S.$99 million increase in expenses related to dry holes in international operations.

Impairment of oil and gas properties

For 2007, we recorded an impairment charge of U.S.$271 million, compared to U.S.$21 million for 2006. The impairment charge was related primarily to international investments, principally in Ecuador (U.S.$174 million), due to the tax and legal changes implemented by the government; the United States (U.S.$39 million) and Angola (U.S.$13 million). The impairment charge in 2006 was related primarily to our Córrego de Pedras on-shore field in Brazil. See Note 9(b) and 9(d) to our consolidated financial statements for the year ended December 31, 2007.

Selling, general and administrative expenses

Selling, general and administrative expenses increased 29.6% to U.S.$6,250 million for 2007, compared to U.S.$4,824 million for 2006.

Selling expenses increased 23.5% to U.S.$2,956 million for 2007 from U.S.$2,394 million for 2006. This increase was primarily attributable to:

  approximately U.S.$182 million in higher transportation costs due mainly to increased exports; and

  approximately U.S.$75 million in higher personnel expenses.

General and administrative expenses increased 35.6% to U.S.$3,294 million for 2007 from U.S.$2,430 million for 2006. This increase was primarily attributable to:

  approximately U.S.$309 million in increased personnel expenses; and

  approximately U.S.$229 million in additional technical consulting services due to increased outsourcing of selected non-core general activities.

Research and development expenses

Research and development expenses increased 20.7% to U.S.$881 million for 2007 from U.S.$730 million for 2006. This increase was primarily due to expanded cost for training of the technical workforce, and research for development of production from current reserves and new exploratory frontiers.

Other operating expenses

Other operating expenses increased to a total of U.S.$2,136 million for 2007, from U.S.$1,120 million for 2006. A breakdown of other operating expenses by segment is located on page 31.

The most significant charges for 2007 were:

  a U.S.$498 million expense related to the changes in the Petros Pension Plan regulations;

  a U.S.$235 million expense related to the implementation of our new salaries plan;

  a U.S.$211 million expense for losses resulting from legal proceedings and contingencies related to pending lawsuits;

  a U.S.$244 million expense for health, safety, and environment (HSE);

  a U.S.$649 million expense for institutional relations and cultural projects;

  a U.S.$65 million expense for unscheduled stoppages of plant and equipment; and

  a U.S.$176 million expense for idle capacity from thermoelectric power plants.

The most significant charges for 2006 were:

  a U.S.$568 million expense for institutional relations and cultural projects;

  a U.S.$238 million expense for idle capacity from thermoelectric power plants;

  a U.S.$133 million expense for HSE;

  a U.S.$75 million expense for losses resulting from legal proceedings and contingencies related to pending lawsuits;

  a U.S.$64 million expense for unscheduled stoppages of plant and equipment; and

  U.S.$32 million gain related to recovery of exploratory expenses in Nigeria.

Equity in results of non-consolidated companies

Equity in results of non-consolidated companies increased to U.S.$235 million for 2007, compared to U.S.$28 million in 2006, primarily as a result of the increase in gains in investments in affiliated companies of Petrobras Gás S.A - Gaspetro (U.S.$71 million), Petrobras Química S.A. - Petroquisa (U.S.$62 million) and of Petrobras International Braspetro B.V – PIB (U.S.$37 million).

Financial income

We derive financial income from several sources, including interest on cash and cash equivalents. The majority of our cash equivalents are short-term Brazilian government securities, including securities indexed to the U.S. dollar. We also hold U.S. dollar deposits.

Financial income increased 22.5% to U.S.$1,427 million for 2007 as compared to U.S.$1,165 million for 2006. This increase was primarily attributable to the increase in financial interest income from investments in the amount of U.S.$258 million in, 2007 as compared to 2006. A breakdown of financial income and expenses is set forth in Note 13 of our consolidated financial statements for the year ended December 31, 2007.

Financial expenses

Financial expenses decreased 58.7% to U.S.$554 million for 2007, as compared to U.S.$1,340 million for 2006. This decrease was primarily attributable to the decrease of U.S.$414 million of losses on derivative instruments and U.S.$122 million of repurchased securities losses in 2007 as compared to 2006. A breakdown of financial income and expenses is set forth in Note 13 of our consolidated financial statements for the year ended December 31, 2007.

Monetary and exchange variation on monetary assets and liabilities, net

Monetary and exchange variation on monetary assets and liabilities, net generated a loss of U.S.$1,455 million for 2007, as compared to a gain of U.S.$75 million for 2006. The increase in monetary and exchange variation on monetary assets and liabilities, net is primarily attributable to the increase in the appreciation of the Real from 8.7% to 17.2% on funds invested abroad via subsidiaries in the International segment, in E&P equipment for use in Brazil and in commercial activities.

Employee benefit expense for non-active participants

The employee benefit expense for non-active participants consists of financial costs associated with our expected pension and health care costs. Our employee benefit expense for non-active participants decreased 2.7% to U.S.$990 million for 2007, as compared to U.S.$1,017 million for 2006. This decrease was primarily attributable to the decrease in the employee benefit expense for non-active participants of U.S.$146 million, primarily due to increase in the expected return on plan assets as a result of the anticipated good market performance during 2007.

Other taxes

Other taxes, consisting of miscellaneous value-added, transaction and sales taxes, increased 11.4% to U.S.$662 million for 2007, as compared to U.S.$594 million for 2006.

Other expenses, net

Other expenses, net are primarily composed of gains and losses recorded on sales of fixed assets and certain other non-recurring charges. Other expenses, net decreased to a loss of U.S.$143 million for 2007, as compared to a loss of U.S.$17 million for 2006, primarily due to expenses from damage to third-party equipment installed in wells in the Campos Basin (U.S.$71 million) and the write-off of E&P-related sunk costs (U.S.$53 million).

Income tax (expense) benefit

Income before income taxes and minority interest increased 0.7% to U.S.$19,299 million for 2007, as compared to U.S.$19,161 million for 2006. Income tax expense increased 3.5% to U.S.$5,888 million for 2007, as compared to U.S.$5,691 million for 2006. The reconciliation between the tax calculated based upon statutory tax rates to income tax expense and effective rates is set forth in Note 3 of our consolidated financial statements for the year ended December 31, 2007.

LIQUIDITY AND CAPITAL RESOURCES

Overview

Our principal uses of funds are for capital expenditures, dividend payments and repayment of debt. Historically we have met these requirements with internally generated funds, short-term debt, long-term debt, project financing and sale and lease-back transactions. We believe these sources of funds, together with our strong position of cash and cash equivalents, will continue to allow us to meet our currently anticipated capital requirements. In 2008, our major cash needs include planned capital expenditures of U.S.$30,481 million, announced dividends of U.S.$3,220 million and payments of U.S.$3,192 million on our long-term debt, leasing and project financing obligations.

Financing Strategy

The objective of our financing strategy is to help us achieve the targets set forth in our Business Plan released on August 14, 2007, which provides for capital expenditures of U.S.$112.4 billion from 2008 through 2012. We will continue our policy of extending the term of our debt maturity profile. We also intend to reduce our cost of capital through a variety of medium and long-term financing arrangements, including the issuance of bonds in the international capital markets, supplier financing, project financing and bank financing.

Government Regulation

The Brazilian Ministry of Planning, Budget and Management controls the total amount of medium and long-term debt that we and our Brazilian subsidiaries can incur through the annual budget approval process (Plano de Dispêndio Global, or PDG). Before issuing medium and long-term debt, we and our Brazilian subsidiaries must also obtain the approval of the National Treasury Secretariat.

All of our foreign currency denominated debt, as well as the foreign currency denominated debt of our Brazilian subsidiaries, requires registration with the Central Bank. The issuance of debt by our international subsidiaries, however, is not subject to registration with the Central Bank or approval by the National Treasury Secretariat. In addition, all issuances of medium and long-term notes and debentures require the approval of our Board of Directors. Borrowings that exceed the approved budgeted amount for any year also require approval of the Brazilian Senate.

Sources of Funds

Our Cash Flow

On December 31, 2007, we had cash and cash equivalents of U.S.$6,987 million compared to U.S.$12,688 million at December 31, 2006. The decrease in our cash and cash equivalents was primarily due to: dividend payments; the acquisition of long-term securities to guarantee liabilities with the Petros pension fund; payments resulting from the amendments to the Petros Plan regulations, and the increase in our capital expenditures during 2007 as compared to 2006.

Operating activities provided net cash flows of U.S.$22,664 million for 2007, compared to U.S.$21,077 million for 2006. Cash generated by operating activities was mainly affected by net operating revenues that increased U.S.$15,388 million during 2007 as compared to 2006. See analysis of results of operations on page 15.

Net cash used in investing activities increased to U.S.$24,026 million for 2007, compared to U.S.$14,681 million for 2006. This increase was due primarily to capital expenditures associated with our operating activities, which used U.S.$20,978 million, including U.S.$9,448 million related to our exploration and production projects in Brazil, mainly in the Campos basin, and to acquire B Series National Treasury Notes in the amount of U.S.$1,907 million in order to match future pension obligations to guarantee future long term agreements.

Net cash used in financing activities was U.S.$5,988 million for 2007, compared to U.S.$4,354 million for 2006. This increase was primarily due to an increase in the amount of dividends paid to shareholders in 2007 as compared to 2006.

Our net debt increased to U.S.$14,908 million as of December 31, 2007 as compared to U.S.$8,650 million as of December 31, 2006, primarily due to a decrease in our cash and cash equivalents. This decrease was largely a result of: dividend payments; the acquisition of long-term securities to more closely match our liabilities associated with the Petros pension fund; payments resulting from the amendments to the Petros Plan regulations, and the increase in our capital expenditures during 2007 as compared to 2006.

	U.S.$ million
Balance sheet data	12.31.2007	12.31.2006	Percent Change (12.31.2007 versus 12.31.2006)

Cash and cash equivalents	6,987	12,688	(44.9)
Short-term debt	1,458	1,293	12.8
Total long-term debt	13,421	12,616	6.4
Total project financings	6,278	6,374	(1.5)
Total capital lease obligations	738	1,055	(30.0)
Net debt (1)	14,908	8,650	72.3
Shareholders’ equity (2)	65,179	44,299	47.1
Total capitalization (3)	87,074	65,637	32.7

	U.S.$ million
Reconciliation of Net debt	12.31.2007	12.31.2006
Total long-term debt	13,421	12,616
Plus short-term debt	1,458	1,293
Plus total project financings	6,278	6,374
Plus total capital lease obligations	738	1,055
Less cash and cash equivalents	6,987	12,688
Net debt (1)	14,908	8,650

(1)	Our net debt is not computed in accordance with U.S. GAAP and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with U.S. GAAP. Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and assists management in targeting leverage improvements. Please see the table above for a reconciliation of net debt to total long-term debt.

(2)	Shareholders’ equity includes obligation adjustments in the amount of U.S.$1,544 million at December 31, 2007 and U.S.$2,052 million at December 31, 2006 related to “Post-retirement benefit reserves adjustments, net of tax - pension cost”; and U.S.$928 million at December 31, 2007 and U.S.$987 million December 31, 2006 related to “Post-retirement benefit reserves adjustments, net of tax - health care cost”.

(3)	Total capitalization is calculated as shareholders’ equity plus short-term debt, total long-term debt, total project financings and total capital lease obligations.

Short-Term Debt

Our outstanding short-term debt serves mainly to support our imports of crude oil and oil products, and is provided almost entirely by international banks. At December 31, 2007, our short-term debt (excluding current portions of long-term obligations) amounted to U.S.$1,458 million compared to U.S.$1,293 million at December 31, 2006.

Long-Term Debt

Our outstanding long-term debt consists primarily of the issuance of securities in international capital markets, debentures in the domestic capital markets, amounts outstanding under facilities guaranteed by export credit agencies and multilateral agencies and loans from the Banco Nacional de Desenvolvimento Econômico e Social (the Brazilian National Development Bank, or BNDES) and other financial institutions. Outstanding long-term debt, plus the current portion of our long-term debt amounted to U.S.$13,421 million at December 31, 2007 as compared to U.S.$12,616 million at December 31, 2006.

Included in these figures at December 31, 2007 are the following international debt issues:

Notes	Principal Amount

PifCo’s 9.875% Notes due 2008	U.S.$450 million
PifCo’s 9.750% Notes due 2011	U.S.$600 million
PifCo’s 12.375% Global Step-up Notes due 2008	U.S.$400 million
PifCo’s 9.125% Global Notes due 2013	U.S.$750 million
PifCo’s 8.375% Global Notes due 2018	U.S.$750 million
PifCo’s 3.748% Senior Trust Certificates due 2013 (1)	U.S.$200 million
PifCo’s 6.436% Senior Trust Certificates due 2015 (1)	U.S.$550 million
PifCo’s 7.75% Global Notes due 2014	U.S.$600 million
PifCo’s 6.125% Global Notes due 2016	U.S.$899 million
PifCo’s 2.15% Japanese Yen Bonds due 2016	U.S.$313 million
PEPSA’s 9.00% Notes due 2009	U.S.$181 million
PEPSA’s 8.13% Notes due 2010	U.S.$349 million
PEPSA’s 5.93% Notes due 2011	U.S.$87 million
PEPSA’s 9.38% Notes due 2013	U.S.$200 million
PEPSA’s 6.66% Notes due 2017 (2)	U.S.$300 million
PifCo’s 5.875% Global Notes due to 2018 (3)	U.S.$1,000 million

(1)	Issued in connection with our export prepayment program. Unless otherwise noted, all debt is issued by PfiCo, with support from us through a standby purchase agreement.

(2)	Issued by PESA, with support from us through a standby purchase agreement.

(3)	Issued by PifCo, with support from us through a standby purchase agreement. Interest will be paid on March 1 and September 1 of each year, with the first payout due March 1, 2008. These notes were reopened in an amount of U.S.$750 million in January 2008.

Subsequent Event

On January 11, 2008, PifCo issued Senior Global Notes in the amount of U.S.$750 million in the international capital market. The Notes are fully fungible with PifCo’s outstanding U.S.$ 5.875% Global Notes issued on November 1, 2007 due March 1 ,2018. The Notes bear interest at the rate of 5.875% per annum, payable semiannually, beginning on March 1, 2008. The purpose of this issue was to access long-term debt capital markets, refinance prepayments of maturing debt and reduce the cost of capital.

Project financing

Since 1997, we have utilized project financings to provide capital for our extensive exploration and production operations and related projects, including some natural gas processing and transportation systems. All of these projects and the related debt obligations of special purpose companies established for these financings are on-balance sheet and accounted for under the line item “Project Financings”. Under typical contractual arrangements, we are responsible for completing the development of the oil and gas fields, operating the fields, paying all operating expenses relating to the projects and remitting a portion of the net proceeds generated from the fields to fund the special purpose companies’ debt and return on equity payments. At the end of each financing project, we have the option to purchase the project assets from the special purpose company or, in some cases, acquire control over the special purpose company itself.

Outstanding project financing, plus the current portion of our project financing, totaled U.S.$6,278 million at December 31, 2007, as compared to U.S.$6,374 million at December 31, 2006. This decrease in outstanding project financing was primarily due to the fact that U.S. dollar disbursements were slightly less than regularly scheduled amortizations, as well as the conclusion of EVM financing structure and the prepayment of obligations related to NTS and NTN projects by PifCo. See Note 14 of our consolidated financial statements for the year ended December 31, 2007.

Extinguished securities

On December 31, 2007 and December 31, 2006, we had amounts invested abroad in an exclusive investment fund that held debt securities of some of our group companies in the amount of U.S.$856 million and U.S.$982 million, respectively. Once these securities are purchased by the fund, the related amounts, together with applicable interest, are removed from the presentation of marketable securities and long-term debt. See Note 12 of our consolidated financial statements for the year ended December 31, 2007.

Off Balance Sheet Arrangements

As of December 31, 2007, there were no off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contractual Obligations

The following table summarizes our outstanding contractual obligations and commitments at December 31, 2007:

	Payments due by period (in millions of U.S.$dollars)

					More
	Total	Less than	1-3 years	3-5 years	than 5
		year			years
Balance Sheet Items:
Long Term Debt Obligations	13,421	1,273	3,452	2,898	5,798
Pension Fund Obligations (1)	23,591	1,135	2,605	3,114	16,737
Project Financings Obligations	6,278	1,692	3,478	250	858
Capital (Finance) Lease obligations	738	227	414	97	-

Total Balance Sheet Items	44,028	4,327	9,949	6,359	23,393

Other Long-Term Contractual
Commitments
Natural Gas Ship-or-Pay	5,545	452	919	928	3,246
Contract Service Commitments	23,713	10,094	10,446	2,193	980
Natural Gas Supply Agreements	6,754	660	1,119	1,106	3,869
Operating Lease Commitments	15,063	4,271	6,589	3,081	1,122
Purchase Commitments	2,055	732	887	436	-
International Purchase Commitments	4,021	704	933	783	1,601

Total Other Long-Term Commitments	57,151	16,913	20,893	8,527	10,818

Total	101,179	21,240	30,842	14,886	34,211

(1)	There are plan assets in the amount of U.S.$18,549 million that guarantee the pension plan obligations. These assets are presented as a reduction to the net actuarial liabilities. See Note 16 to our consolidated financial statements for the year ended December 31, 2007.

Risk Management Activities

We are exposed to a number of market risks arising in the normal course of our business. We may use derivative and non-derivative instruments to manage these risks. For a description of our risk management activities, see Note 20 to our consolidated financial statements for the year ended December 31, 2007.

Uses of Funds

Capital Expenditures

We invested a total of U.S.$20,978 million in 2007, a 43.3% increase as compared to our investments of U.S.$14,643 million in 2006. Our investments in 2007 were primarily directed towards increasing our production capabilities in the Campos basin, modernizing our refineries and expanding our pipeline transportation and distribution systems. Of the total amount of capital expenditures in 2007, U.S.$9,448 million was made in connection with exploration and development projects mainly in the Campos basin (45.0%), which includes investments financed through project financing structures.

The following table sets forth our consolidated capital expenditures (including project financings and investments in thermoelectric power plants) for each of our business segments for 2007 and 2006:

Activities

	U.S.$ million
	Year ended December 31,
	2007	2006
• Exploration and Production	9,448	7,329
• Supply	4,488	1,936
• Gas and Energy	3,223	1,664
• International:
• Exploration and Production	2,555	2,304
• Supply	247	202
• Distribution	37	77
• Gas and Energy	25	54
• Distribution	327	351
• Corporate	628	726

Total capital expenditures	20,978	14,643

Dividends

Our board of directors will submit a dividend proposal in the amount of U.S.$3,715 million to our shareholders on April 4, 2008. This proposal includes interest on capital in the amount of U.S.$3,591 million, U.S.$1,238 million of which was made available to our shareholders on January 23, 2008, based on shareholding position as of August 17, 2007, and in accordance with the SELIC rate variation as of December 31, 2007.

The remaining portion of interest on shareholders’ equity and dividends will be made available to shareholders by May, 2008.

Acquisition of Suzano Petroquímica

On November 30, 2007, we acquired 76.58% of the total shares of Suzano Petroquímica S.A, including 99.9% of the total common shares, for the amount of U.S.$1,186 million. The acquisition was accounted for in accordance with the purchase method. This acquisition is in line with our Strategic Plan.

Suzano Petroquímica S.A is a Latin American leader in polypropylene resins production and the second largest producer of thermoplastic resins in Brazil. The company has an annual production capacity of 685 thousand tons.

Acquisition of Ipiranga Group

On April 18, 2007, Ultrapar, in conjunction with Braskem S.A. and Petróleo Brasileiro S.A. - Petrobras acquired control of companies comprising Ipiranga Group for the amount of U.S.$2,694 million (R$5,486 million) to be disbursed in three installments. On April 18, 2007, Ultrapar, Petrobras and Braskem paid the first installment, as per the purchase and sale agreement signed on March 18, 2007, in the amount of U.S.$1,017 million (R$2,071 million) relative to the controlling shareholders portion of the Ipiranga Group, of which U.S.$365 million (R$743 million) was paid by Petrobras. Ipiranga Group conducts distribution, petrochemical and refining activities in Brazil.

This acquisition is in line with our Strategic Plan and is an important step in the reorganization and consolidation of sectors that are fundamental to the growth of the Brazilian economy.

Income Statement

(in millions of U.S. dollars, except for share and per share data)

			Year ended December 31,
3Q-2007	4Q-2007	4Q-2006		2007	2006

29,770	32,442	24,626	Sales of products and services	112,425	93,893
			Less:

(5,306)	(5,980)	(4,667)	Value-added and other taxes on sales and services	(20,668)	(17,906)
(1,017)	(1,138)	(939)	CIDE	(4,022)	(3,640)

23,447	25,324	19,020	Net operating revenues	87,735	72,347

(13,478)	(14,858)	(11,343)	Cost of sales	(49,789)	(40,184)
(1,277)	(1,728)	(1,057)	Depreciation, depletion and amortization	(5,544)	(3,673)
(283)	(634)	(389)	Exploration, including exploratory dry holes	(1,423)	(934)
-	(271)	(21)	Impairment	(271)	(21)
(1,675)	(1,869)	(1,304)	Selling, general and administrative expenses	(6,250)	(4,824)
(214)	(269)	(218)	Research and development expenses	(881)	(730)
(406)	(418)	(520)	Other operating expenses	(2,136)	(1,120)

(17,333)	(20,047)	(14,852)	Total costs and expenses	(66,294)	(51,486)

97	63	(8)	Equity in results of non-consolidated companies	235	28
162	592	235	Financial income	1,427	1,165
(115)	21	74	Financial expense	(554)	(1,340)
			Monetary and exchange variation on monetary
(317)	(825)	(32)	assets and liabilities, net	(1,455)	75
			Employee benefit expense for non-active
(261)	(262)	(253)	participants	(990)	(1,017)
(176)	(177)	(177)	Other taxes	(662)	(594)
(19)	(152)	41	Other expenses, net	(143)	(17)

(629)	(740)	(120)		(2,142)	(1,700)

5,485	4,537	4,048	Income before income taxes and minority interest	19,299	19,161

			Income tax expense:
(760)	(1,316)	(248)	Current	(4,826)	(5,011)
(829)	(381)	(794)	Deferred	(1.062)	(680)

(1,589)	(1,697)	(1,042)	Total income tax expense	(5,888)	(5,691)

			Minority interest in results of consolidated
(63)	(28)	(220)	subsidiaries	(273)	(644)

3,833	2,812	2,786	Net income for the period	13,138	12,826

			Weighted average number of shares outstanding
2,536,673,672	2,536,673,672	2,536,673,672	Common	2,536,673,672	2,536,673,672
1,850,364,698	1,850,364,698	1,850,394,698	Preferred	1,850,364,698	1,849,903,144

			Basic and diluted earnings per share

0.87	0.64	0.64	Common and Preferred	2.99	2.92

			Basic and diluted earnings per ADS

1.74	1.28	1.28	Common and Preferred (1)	5.98	5.84

In order to unify the criterion for the allocation of HSE expenses, we opted to allocate these expenses in their entirety to other operating expenses.

Expenditure related to the training of new Petrobras employees is now allocated to the area of each employee and are no longer wholly allocated to corporate administrative expenses.

In order to maintain comparability between the periods, we are presenting the previous statements in accordance with the new criteria above.

(1)	For purposes of comparison, net income per ADS was recalculated for the prior periods due to a four-to-two reverse stock split, which changed the ratio of underlying shares issued in the Company’s name to ADSs and which became effective as of July 2, 2007. See Note 17 of our consolidated financial statements for the year ended December 31, 2007.

Balance Sheet Data
(in millions of U.S. dollars, except for share data)

	As of December	As of December
	31, 2007	31, 2006
Assets
Current assets
Cash and cash equivalents	6,987	12,688
Marketable securities	267	346
Accounts receivable, net	6,538	6,311
Inventories	9,231	6,573
Recoverable taxes	3,488	2,593
Other current assets	2,629	2,444

Total current assets	29,140	30,955

Property, plant and equipment, net	84,523	58,897

Investments in non-consolidated companies and other investments	5,112	3,262

Other assets
Accounts receivable, net	1,467	513
Advances to suppliers	1,658	852
Petroleum and Alcohol Account – Receivable from Federal Government	450	368
Government securities	670	479
Marketable securities	2,144	94
Restricted deposits for legal proceedings and guarantees	977	816
Recoverable taxes	2,477	1,292
Others	1,097	1,152

Total other assets	10,940	5,566

Total assets	129,715	98,680

Liabilities and shareholders' equity
Current liabilities
Trade accounts payable	7,816	5,418
Short-term debt	1,458	1,293
Current portion of long-term debt	1,273	2,106
Current portion of project financings	1,692	2,182
Current portion of capital lease obligations	227	231
Taxes payable	4,510	3,357
Payroll and related charges	1,549	1,192
Dividends and interest on capital payable	3,220	3,693
Advances from customers	276	880
Other current liabilities	2,447	1,624

Total current liabilities	24,468	21,976
Long-term liabilities
Long-term debt	12,148	10,510
Project financings	4,586	4,192
Capital lease obligations	511	824
Employees’ benefits obligation - Pension	4,678	4,645
Employees’ benefits obligation - Health care	6,639	5,243
Deferred income taxes	4,802	2,916
Other liabilities	4,372	2,109

Total long-term liabilities	37,736	30,439
Minority interest	2,332	1,966
Shareholders' equity
Shares authorized and issued:
Preferred stock – 2007 and 2006 - 1,850,364,698 shares	8,620	7,718
Common stock – 2007 and 2006 - 2,536,673,672 shares	12,196	10,959
Reserves and others	44,363	25,622

Total shareholders' equity	65,179	44,299

Total liabilities and shareholders’ equity	129,715	98,680

Statement of Cash Flows Data
(in millions of U.S. dollars)

			Year ended December 31,
3Q-2007	4Q-2007	4Q-2006		2007	2006
			Cash flows from operating activities
3,833	2,812	2,786	Net income for the period	13,138	12,826
			Adjustments to reconcile net income to net cash provided
			by operating activities:
1,277	1,728	1,057	Depreciation, depletion and amortization	5,544	3,673
98	532	263	Loss on property, plant and equipment, dry holes costs	796	718
-	271	21	Impairment of oil and gas properties	271	21
829	381	794	Deferred income taxes	1,062	680
184	114	(258)	Foreign exchange and monetary loss (gain)	641	465
63	28	220	Minority interest in results of consolidated subsidiaries	273	644
-	147	32	Accretion expense – asset retirement obligation	147	32
-	-	(54)	Financial income/expense on gas hedge operations	-	434
(74)	(134)	8	Others	(234)	(28)

			Decrease (increase) in assets:
228	(174)	646	Accounts receivable, net	(245)	386
(365)	(978)	344	Inventories	(1,619)	(533)
(350)	(192)	(333)	Recoverable taxes	(1,132)	(552)
(551)	1,424	(329)	Others	1,230	(262)

			Increase (decrease) in liabilities
(37)	1,257	712	Trade accounts payable	1,709	1,385
(265)	434	(818)	Taxes payable	460	(323)

530	(687)	(480)	Employee’s post-retirement benefits, net of unrecognized obligation	422	489
(159)	(218)	1,028	Other liabilities	201	1,022

5,241	6,745	5,639	Net cash provided by operating activities	22,664	21,077

(6,664)	(8,326)	(5,042)	Net cash flows from investing activities	(24,026)	(14,681)

(446)	678	851	Net cash flows from financing activities	(5,988)	(4,354)

(1,869)	(903)	1,448	Increase (decrease) in cash and cash equivalents	(7,350)	2,042

283	469	143	Effect of exchange rate changes on cash and cash equivalents	1,649	775

9,007	7,421	11,097	Cash and cash equivalents at beginning of period	12,688	9,871

7,421	6,987	12,688	Cash and cash equivalents at the end of period	6,987	12,688

Income Statement by Segment

	Year ended December 31, 2007 U.S.$ million

	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

STATEMENT OF INCOME

Net operating revenues to third parties	2,455	50,531	3,673	8,132	22,944	-	-	87,735
Inter-segment net operating revenues	39,536	19,018	1,239	969	376	-	(61,138)	-

Net operating revenues	41,991	69,549	4,912	9,101	23,320	-	(61,138)	87,735

Cost of sales	(15,147)	(61,881)	(4,514)	(7,042)	(21,124)	-	59,919	(49,789)
Depreciation, depletion and amortization	(3,335)	(1,077)	(259)	(567)	(155)	(151)	-	(5,544)
Exploration, including exploratory dry holes	(648)	-	-	(775)	-	-	-	(1,423)
Impairment of oil and gas properties	(26)	(19)	-	(226)	-	-	-	(271)
Selling, general and administrative expenses	(305)	(1,999)	(597)	(692)	(1,198)	(1,577)	118	(6,250)
Research and development expenses	(447)	(171)	(94)	(2)	(6)	(161)	-	(881)
Other operating expenses	(245)	(219)	(435)	(108)	(54)	(1,085)	10	(2,136)

Cost and expenses	(20,153)	(65,366)	(5,899)	(9,412)	(22,537)	(2,974)	60,047	(66,294)

Equity in results of non-consolidated companies	-	71	104	64	-	(4)	-	235
Financial income (expenses), net	-	-	-	-	-	(582)	-	(582)
Employee benefit expense for non-active
participants	-	-	-	-	-	(990)	-	(990)
Other taxes	(43)	(75)	(36)	(72)	(90)	(346)	-	(662)
Other expenses, net	(196)	(8)	(28)	82	(17)	24	-	(143)

Income (loss) before income taxes and minority interest	21,599	4,171	(947)	(237)	676	(4,872)	(1,091)	19,299

Income tax benefits (expense)	(7,343)	(1,394)	357	(424)	(230)	2,775	371	(5,888)
Minority interest	(184)	8	(244)	(154)	-	301	-	(273)

Net income (loss) for the year	14,072	2,785	(834)	(815)	446	(1,796)	(720)	13,138

In order to unify the criterion for the allocation of HSE expenses, we opted to allocate these expenses in their entirety to other operating expenses.

Expenditure related to the training of new Petrobras employees is now allocated to the area of each employee and are no longer wholly allocated to corporate administrative expenses.

In order to maintain comparability between the periods, we are presenting the previous statements in accordance with the new criteria above.

Income Statement by Segment

	Year ended December 31, 2006 U.S.$ million

	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

STATEMENT OF INCOME

Net operating revenues to third parties	3,351	42,831	2,833	4,938	18,394	-	-	72,347
Inter-segment net operating revenues	32,387	15,128	1,257	1,133	287	-	(50,192)	-

Net operating revenues	35,738	57,959	4,090	6,071	18,681	-	(50,192)	72,347

Cost of sales	(13,655)	(51,812)	(3,624)	(4,088)	(16,967)	-	49,962	(40,184)
Depreciation, depletion and amortization	(2,166)	(669)	(197)	(417)	(143)	(81)	-	(3,673)
Exploration, including exploratory dry holes	(501)	-	-	(433)	-	-	-	(934)
Impairment of oil and gas properties	(20)	-	-	(1)	-	-	-	(21)
Selling, general and administrative
expenses	(460)	(1,359)	(362)	(541)	(982)	(1,141)	21	(4,824)
Research and development expenses	(346)	(141)	(78)	(2)	(5)	(158)	-	(730)
Other operating expenses	(31)	(40)	(178)	(22)	(77)	(785)	13	(1,120)

Cost and expenses	(17,179)	(54,021)	(4,439)	(5,504)	(18,174)	(2,165)	49,996	(51,486)

Equity in results of non-consolidated
companies	-	5	(1)	37	-	(13)	-	28
Financial income (expenses), net	-	-	-	-	-	(100)	-	(100)
Employee benefit expense for non-active
participants	-	-	-	-	-	(1,017)	-	(1,017)
Other taxes	(45)	(73)	(49)	(63)	(79)	(285)	-	(594)
Other expenses, net	(73)	(20)	(15)	30	23	38	-	(17)

Income (loss) before income taxes and
minority interest	18,441	3,850	(414)	571	451	(3,542)	(196)	19,161

Income tax benefits (expense)	(6,270)	(1,307)	140	(254)	(153)	2,086	67	(5,691)
Minority interest	(229)	(10)	(231)	(194)	-	20	-	(644)

Net income (loss) for the year	11,942	2,533	(505)	123	298	(1,436)	(129)	12,826

In order to unify the criterion for the allocation of HSE expenses, we opted to allocate these expenses in their entirety to other operating expenses.

Expenditure related to the training of new Petrobras employees is now allocated to the area of each employee and are no longer wholly allocated to corporate administrative expenses.

In order to maintain comparability between the periods, we are presenting the previous statements in accordance with the new criteria above.

Other Operating Expenses by Segment

	Year ended December 31, 2007 U.S.$ million

	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

Institutional Relations and Culture Projects	(39)	(33)	-	-	(35)	(542)	-	(649)
Expenses related to Petros Plan amendments	(104)	(61)	(5)	(4)	(19)	(305)	-	(498)
HSE expenses	(11)	(69)	(2)	(5)	-	(157)	-	(244)
Contractual fines	-	-	(240)	-	-	-	-	(240)
Expenses related to the new salaries plan	(91)	(55)	(8)	(5)	(12)	(64)	-	(235)
Losses resulted from Legal Proceedings	(96)	(40)	-	(9)	(36)	(30)	-	(211)
Idle capacity from thermoelectric power plants	-	-	(176)	-	-	-	-	(176)
Unscheduled stoppages of plant and equipment	(13)	(52)	-	-	-	-	-	(65)
Ship or pay commitments	-	-	-	(51)	-	-	-	(51)
Lawsuit Loss Related to ICMS Tax	-	51	-	-	-	-	-	51
Other	109	40	(4)	(34)	48	13	10	182

	(245)	(219)	(435)	(108)	(54)	(1,085)	10	(2,136)

	Year ended December 31, 2006 U.S.$ million

	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

Institutional relations and culture projects	(18)	(27)	-	-	(46)	(477)	-	(568)
Expenses with thermoelectric plants	-	-	(238)	-	-	-	-	(238)
HSE expenses	(9)	-	(1)	(1)	-	(122)	-	(133)
Expenses related to the new salaries plan	(41)	(18)	(2)	(1)	-	(24)	-	(86)
Losses resulted from legal proceedings	(12)	30	-	(4)	3	(92)	-	(75)
Unscheduled stoppages of plant and equipment	(27)	(37)	-	-	-	-	-	(64)
Ship or pay commitments	-	-	-	(56)	-	-	-	(56)
Recovery of exploratory expenses in Nigeria	-	-	-	32	-	-	-	32
Other	76	12	63	8	(34)	(70)	13	68

	(31)	(40)	(178)	(22)	(77)	(785)	13	(1,120)

In order to unify the criterion for the allocation of HSE expenses, we opted to allocate these expenses in their entirety to other operating expenses.

In order to maintain comparability between the periods, we are presenting the previous statements in accordance with the new criteria above.

Selected Balance Sheet Data by Segment

	Year ended December 31, 2007 U.S.$ million

	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

Current assets	3,180	13,725	2,864	2,184	2,848	10,710	(6,371)	29,140

Cash and cash equivalents	-	-	-	-	-	6,987	-	6,987
Other current assets	3,180	13,725	2,864	2,184	2,848	3,723	(6,371)	22,153

Investments in non-consolidated
companies and other
investments	85	2,348	550	1,278	640	211	-	5,112

Property, plant and equipment,
net	48,529	14,480	10,615	7,596	1,838	1,475	(10)	84,523

Non current assets	1,381	665	1,507	659	326	6,741	(339)	10,940

Petroleum and Alcohol Account	-	-	-	-	-	450	-	450
Government securities	-	-	-	-	-	670	-	670
Other assets	1,381	665	1,507	659	326	5,621	(339)	9,820

Total assets	53,175	31,218	15,536	11,717	5,652	19,137	(6,720)	129,715

Selected Balance Sheet Data by Segment

	Year ended December 31, 2006 U.S.$ million

	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

Current assets	2,966	9,668	1,256	2,371	1,978	15,413	(2,697)	30,955

Cash and cash equivalents	-	-	-	-	-	12,688	-	12,688
Other current assets	2,966	9,668	1,256	2,371	1,978	2,725	(2,697)	18,267

Investments in non-consolidated
companies and other
investments	33	970	394	1,721	20	124	-	3,262

Property, plant and equipment,
net	33,979	9,828	6,828	5,722	1,468	1,072	-	58,897

Non current assets	1,388	354	1,119	460	209	2,523	(487)	5,566

Petroleum and Alcohol Account	-	-	-	-	-	368	-	368
Government securities	-	-	-	-	-	479	-	479
Other assets	1,388	354	1,119	460	209	1,676	(487)	4,719

Total assets	38,366	20,820	9,597	10,274	3,675	19,132	(3,184)	98,680

Selected Data for International Segment

	Year ended December 31, 2007 U.S.$ million INTERNATIONAL

	E&P	SUPPLY	GAS & ENERGY.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

INTERNATIONAL

ASSETS	8,337	2,514	753	414	1,403	(1,704)	11,717

STATEMENT OF INCOME

Net Operating Revenues	2,609	6,086	528	2,038	14	(2,174)	9,101

Net operating revenues to third parties	1,136	4,480	480	2,015	14	7	8,132
Inter-segment net operating revenues	1,473	1,606	48	23	-	(2,181)	969

Net income (loss) for the year	(372)	70	107	(37)	(565)	(18)	(815)

	Year ended December 31, 2006 U.S.$ million INTERNATIONAL

	E&P	SUPPLY	GAS & ENERGY.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

INTERNATIONAL

ASSETS	7,458	2,249	1,499	375	1,007	(2,314)	10,274

STATEMENT OF INCOME

Net Operating Revenues	2,516	3,518	760	1,446	26	(2,195)	6,071

Net operating revenues to third parties	685	2,068	719	1,440	26	-	4,938
Inter-segment net operating revenues	1,831	1,450	41	6	-	(2,195)	1,133

Net income (loss) for the year	226	30	77	(9)	(205)	4	123

Expenditure related to the training of new Petrobras employees is now allocated to the area of each employee and are no longer wholly allocated to corporate administrative expenses.

In order to maintain comparability between the periods, we are presenting the previous statements in accordance with the new criteria above.

This press release contains statements that constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise and that may be incapable of being realized. Prospective investors are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. The Company does not undertake, and specifically disclaims, any obligation to update any forward-looking statements, which speak only as of the date made.

http: //www.petrobras.com.br/ri/english

Contacts:
Petróleo Brasileiro S.A –
Petrobras
Investor Relations Department
 Theodore M. Helms –
Executive Manager
E-mail:
petroinvest@petrobras.com.br
Av. República do Chile, 65 - 22nd
floor
20031-912 – Rio de Janeiro, RJ
(55-21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 17, 2008

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.